Exhibit 99.1

SuperX and Chengtian Weiye Establish Joint Venture SuperX Cooltech to Jointly Launch AI Liquid Cooling Solutions

SINGAPORE, Oct 24, 2025 — SuperX AI Technology Limited (NASDAQ: SUPX) (“the Company” or “SuperX”) today announced announced that it has entered into a definitive agreement with the Hong Kong wholly-owned subsidiary of Shenzhen Chengtian Weiye Technology Co., Ltd. (Shenzhen Stock Exchange: 300689, “Chengtian Weiye”) and its affiliates to jointly establish a joint venture company, SuperX Cooltech Pte. Ltd. (“SuperX Cooltech”), in Singapore. SuperX will become the single largest shareholder of the joint venture.

The joint venture will integrate the advantages of both parties in AI system integration and thermal management core components, operating under the cooperative brand “SuperX Cooltech” to provide liquid cooling products and infrastructure solutions to the global market (excluding mainland China, Hong Kong SAR, and Macau SAR).

Liquid Cooling Solutions: An Inevitable Industry Choice Driven by AI Iteration

As new generation GPU architectures like NVIDIA Blackwell push single-rack power consumption above 100kW, traditional air cooling methods are struggling to meet the high heat flux management demands of AI training and inference clusters. Power consumption and heat dissipation have become key bottlenecks restricting the deployment density, operational efficiency, and total cost of ownership (TCO) of AI data centers.

In this context, efficient rack-level liquid cooling technologies, including Cooling Distribution Units (CDUs), high-performance Micro Channel Liquid Cold Plates (MCLP), and integrated thermal management systems, are rapidly becoming the industry’s preferred choice. Large-scale deployment of liquid cooling solutions not only significantly enhances the heat exchange efficiency and server stability of data centers, but also substantially improves the energy efficiency ratio of unit computing power (computing power/W), helping customers build greener, more economical high-performance computing infrastructure.

Strategic Synergy to Unlock Extreme Computing Power for Global Customers

By establishing a joint venture with Chengtian Weiye, SuperX incorporates Chengtian Weiye’s research and development (R&D) as well as manufacturing capabilities in the liquid cooling field into its global business map. Chengtian Ketai (Ningbo) Thermal Management System Technology Co., Ltd., controlled by Chengtian Weiye, has already established a complete portfolio of key products such as Micro Channel Liquid Cold Plates (MCLP) and CDU systems, and possesses mass delivery capabilities. Chengtian Weiye’s key products include liquid cold plates, VCs, MCLPs, nano-injection molded liquid cooling modules, manifolds, liquid cooling racks, and CDU systems, providing system-level thermal management solutions for global customers in AI, High-Performance Computing (HPC), communications, and renewable energy systems.

This cooperation will bring significant competitive advantages to SuperX:

●	Completing the Full-stack Liquid Cooling Solution: SuperX will be able to offer global customers an end-to-end product matrix ranging from AI servers, liquid cold plates, and manifolds to complete liquid-cooled racks, simplifying the customer’s procurement, deployment, and integration processes and reducing project risks.

●	Building System-Level Technical Barriers: Through joint development in areas such as liquid cooling fluid dynamics, thermal path optimization, and electromechanical interface design, deep coupling of hardware and software will be achieved, building system-level performance advantages that are difficult to replicate quickly and establishing a long-term moat in high-density AI scenarios.

●	Enhancing Global Delivery and Mass Production Capabilities: Leveraging Chengtian Weiye’s mature engineering and intelligent manufacturing systems, the joint venture can quickly transform advanced R&D achievements into reliable, large-scale production capacity, meeting the stringent demands of global customers for high-quality, stable supply chains.

●	Optimizing Customer Return on Investment: Shortening project delivery cycles through standardized modular design and reducing data center operating energy consumption via system-level thermal management optimization, thereby significantly enhancing the customer’s long-term return on investment.

About SuperX AI Technology Limited (NASDAQ: SUPX)

SuperX AI Technology Limited is an AI infrastructure solutions provider, offering a comprehensive portfolio of proprietary hardware, advanced software, and end-to-end services for AI data centers. The Company’s services include advanced solution design and planning, cost-effective infrastructure product integration, and end-to-end operations and maintenance. Its core products include high-performance AI servers, 800 Volts Direct Current (800VDC) solutions, high-density liquid cooling solutions, as well as AI cloud and AI agents. Headquartered in Singapore, the Company serves institutional clients globally, including enterprises, research institutions, and cloud and edge computing deployments. For more information, please visit www.superx.sg

About Chengtian Weiye (Stock Code: 300689) and Chengtian Ketai (Ningbo) Thermal Management System Technology Co., Ltd.

Shenzhen Chengtian Weiye Technology Co., Ltd. is a leading international high-tech enterprise engaged in the R&D, production, sales, and services of smart cards and specialized chips, headquartered in Shenzhen, Guangdong, China. With a global business presence, the company provides high-quality products and professional services to customers from six major production bases in Shenzhen, Shanghai, Ningbo, Huizhou, New Delhi (India), and Jakarta (Indonesia). In recent years, the company has actively expanded into the high-performance thermal management field. Its holding subsidiary, Chengtian Ketai, focuses on the research, development, and manufacturing of liquid cooling products and systems for the semiconductor and AI server sectors. The company’s products are widely utilized across several key industries, including communications, energy, automation, and electronics manufacturing, continuously driving the intelligent transformation of the industry.

Safe Harbor Statement

This press release may contain forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. Forward-looking statements are based on current expectations and assumptions that, while considered reasonable are inherently uncertain. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The reader is cautioned not to rely on these forward-looking statements. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. Except as required by law, we are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Contact Information

Product Inquiries: sales@superx.sg

Investor Relation: ir@superx.sg

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